

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



December 18, 2002

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated November 21, 2002

Dear Ms. Jones:

This is in response to your letter dated November 21, 2002 concerning the shareholder proposal submitted to Bank of America by David J. Pasek. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David J. Pasek
9216 Forest Manor Ct.
Charlotte, NC 28215



Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

November 21, 2002

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by David J. Pasek

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal dated June 21, 2002 (the "Proposal") from David J. Pasek, for inclusion in the proxy materials for the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth herein.

GENERAL

The 2003 Annual Meeting is scheduled to be held on April 30, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 24, 2003 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of each of the following documents:

1. This letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. The Proposal;



3. A letter dated June 27, 2002, from the undersigned to Mr. Pasek, requesting documentary support of his stock ownership; and

4. A copy of a United States Postal Service Return Receipt indicating that Mr. Pasek received the aforementioned letter on July 1, 2002.

A copy of this letter is also being sent to Mr. Pasek as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the Corporation to refrain from making any financial contributions to the City of Charlotte's proposed arena project.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On June 25, 2002, the Corporation received the Proposal. Although Mr. Pasek's letter indicated that he held shares of the Corporation's stock, our stockholder records did not reflect that Mr. Pasek was a record holder. Accordingly, by letter dated June 27, 2002, a copy of which is attached as **Exhibit B**, the Corporation requested documentary support of his ownership. Through United States Postal Service Return Receipt, a copy of which is attached as **Exhibit C**, Mr. Pasek received this letter on July 1, 2002. More than 14 days have elapsed since Mr. Pasek's receipt of our request, and we have not received any response from him. Accordingly, it remains impossible for the Corporation to verify that Mr. Pasek has held at least $2,000 in market value of the Corporation's common stock continuously for at least one year prior to submitting the Proposal.

Since Mr. Pasek failed to provide the requested documentary support of his stock ownership within the required 14-day period, he has failed to comply with the requirements of Rules 14a-8(b) and (f) Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2003 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2003 Annual Meeting. Based on the Corporation's timetable for the 2003 Annual Meeting, a response from the Division by January 17, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed return envelope. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Assistant General Counsel

Attachments

cc: David J. Pasek

EXHIBIT A

9216 Forest Manor Ct.
Charlotte, NC 28215
djpasek@arenaboycott.com
704 451-2863

David J. Pasek

June 21, 2002

Secretary, Bank of America
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Dear Secretary,

In accordance with BOA corporate policy regarding shareholders' rights to submit proposals at the next BOA Annual Shareholders Meeting, please have the following "Shareholder Proposal" submitted on my behalf:



SHAREHOLDER PROPOSAL

David J. Pasek, 9216 Forest Manor Ct., Charlotte, NC 28215, owner of 100 shares of Common Stock, has submitted a letter to Bank of America requesting that the following proposal be submitted to our shareholders for consideration at the next Annual Meeting:

"RESOLVED: Management and Directors are requested to demonstrate their commitment to Democracy and the sanctity of the Voting process by not contributing financially in any direct or indirect way to the proposed new Charlotte Uptown Arena project which was overwhelmingly rejected by the Charlotte Voters in their June 5, 2001 Arena Referendum."

"REASONS: While the United States is currently engaged in a world war to defend our Democratic institutions, and while American boys are dying on the battlefield to defend the sacredness of the Voting process, it is inappropriate to disrespect the Voters and disregard the Vote count of the June 4, 2001 Charlotte Arena Referendum. In contributing financially to the proposed new Charlotte Uptown Arena in defiance of the majority of the Voters, BOA, while not in technical violation of the letter of the law, is in violation of the spirit of the law and will damage its public relations image by recklessly and unnecessarily risking extension of the Charlotte Arena Boycott to BOA itself, thereby damaging its profitability and that of its shareholders."

Sincerely,

David J. Pasek

David J. Pasek

EXHIBIT B



Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

June 27, 2002

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. David J. Pasek
9216 Forest Manor Court
Charlotte, NC 28215

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Pasek:

I have received your stockholder proposal dated June 21, 2002. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements relating to your share ownership. It does not appear from our records that you are the "record" holder of your shares of the Corporation's common stock (that is, you do not hold the shares in your own name). In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares (i.e., your bank, broker or other depository) verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. In addition, please confirm to us in writing that you intend to hold such securities through the date of the next annual meeting. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Jacqueline Jarvis Jones, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.9036.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Ms. Rachel R. Cummings, Corporate Secretary



DOC# 426379



EXHIBIT C

SENDER: *COMPLETE THIS SECTION*	*COMPLETE THIS SECTION ON DELIVERY*	
■ Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Received by *(Please Print Clearly)*	B. Date of Delivery
	C. Signature x David J. Pasek ☐ Agent ☒ Addressee	
1. Article Addressed to: Mr. David J. Pasek 9216 Forest Manor Court Charlotte, NC 28215	D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No	
	3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.	
	4. Restricted Delivery? *(Extra Fee)* ☐ Yes	
2. Artic... *(Tran...*	...73	
PS For...	102595-01-M-1424	


USPS CHARLOTTE NC PLAZA STATION
JUL 1 2002
28215-9998

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated November 21, 2002

The proposal relates to financial contributions.

There appears to be some basis for your view that Bank of America may exclude the proposal under 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Bank of America's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Grace K. Lee
Special Counsel